U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     SSA Global Technologies, Inc.
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    (Last)                          (First)              (Middle)

     500 West Madison, Suite 1600
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                                    (Street)

     Chicago                          Illinois               60661
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    (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     October 28, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

     84-1542338
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Infinium Software, Inc. (INFM)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                            3. Ownership Form:
                                  2. Amount of Securities      Direct (D) or
1. Title of Security                 Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                        (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

    Common Stock, par value           2,211,563*                 I*                 By certain individuals, trusts and corporations*
      $0.01 per share
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====================================================================================================================================

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:


* SSA Global Technologies, Inc. ("SSA") is a party to a Voting Agreement, dated as of October 28, 2002 (the "Voting Agreement"), by and among SSA, Infinium Software, Inc. (the "Company") and Robert A. Pemberton, the Robert
     A. Pemberton Family Trust dated December 30, 1988, as amended, and the Pemberton Family Foundation, Inc., which such Voting Agreement was entered into in connection with an Agreement and Plan of Merger, dated as of October 28, 2002 (the "Merger Agreement"), by and among SSA, Samurai Merger Subsidiary, Inc., a wholly owned subsidiary of SSA, and the Company. Pursuant to the Voting Agreement, SSA has shared voting power and certain other rights with respect to the 2,211,563 shares of common stock, par value $0.01 per share (the "Shares"), of the Company that are the subject of the Voting Agreement. As a result, SSA may be deemed to beneficially own such 2,211,563 Shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by SSA or any other person that it is the beneficial owner of any of the common stock of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


SSA GLOBAL TECHNOLOGIES, INC.

      /s/Shelley R. Isenberg                                 November 5, 2002
---------------------------------------------            -----------------------
      Name:  Shelley R. Isenberg                                   Date
      Title:  Sr. V.P., Acquisitions and
                Corporate Development
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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